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| Overview | Disclosures | Comments **0** | Updat |

Oakland Rec Club
Oakland, CA

- **Unlike any Oakland destination**, equal parts quality cocktail bar, seasonal restaurant, and recreational billiard & game venue
- **Prominent storefront** location at the center of Oakland's redevelopment and construction boom
- Projected first year **revenue over $2 million**
- **Proven ownership** track record with several **successful San Francisco venues**. Management team with over 40 years of combined industry experience
- This investment is secured by a **blanket lien on all assets** of the business ?

Share ORC: f (https://www.facebook.com/sharer/sharer.php?u=https://www.nextseed.com/offerings/oakland-rec-club/) 🐦 (https://twitter.com/home?status=Check%20out%20Oakland%20Rec%20Club!%20New%20%23poolhall%20%23bar%20%23restaurant%20opening%20in%20downtc

Investment Details

1.55x
Investment Multiple ?

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$0
Invested of $350,000 minimum ?

$100
Minimum investment

-
Investors

50
Early Bird rewards remaining

66 days remaining

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Company Description



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Housed within a two-story classic 1920s venue, Oakland Rec Club (ORC) will feature delicious cocktails, a wide range of beers, and fresh creative food available from lunch to late night. Patrons will gather around a dozen pool tables, shuffleboard and other recreational bar games.

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The food and drink menu will see regular monthly and seasonal turnover, and a portion of the mezzanine will be allocated as an entertainment space for buyouts or other house-sponsored events.

Driven by skyrocketing rent in San Francisco, working professionals and businesses alike have been migrating to Oakland in droves. The nightlife in downtown is expanding quickly, and ORC aims to provide the neighborhood with a different, uniquely inclusive experience.



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A pool hall is a great place for friends to gather over a game and enjoy a couple drinks with conversation. After working up an appetite, grabbing a seat in the lounge for a few unconventional bites from the kitchen is also a terrific option.

With nearly 9,000 square feet of space, the Oakland Rec Club will feature a main floor with a full kitchen and full-service bar as well as a mezzanine pool room. Equipped with a dozen pool tables, the mezzanine area will serve as an additional lounge area for patrons to engage in a game of pool or shuffleboard.

The menu will feature a unique array of creative and satisfying dishes served all day and the drink list will focus on a core set of quality cocktails and seasonal specialties sure to please and surprise even the most discerning patrons.

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Owner Sky Wegman has over 19 years of industry experience as a bartender as well as the proprietor of some of the Bay Area's best known bars and venues. His track record includes 83 Proof (Thrillist (https://www.thrillist.com/drink/san-francisco/best-bars-near-every-bart-stop-sf-oakland-bay-area)), The Dogpatch Saloon (Eater (http://sf.eater.com/2013/7/22/6398439/dogpatch-saloon-a-revamped-classic), UrbanDaddy (https://www.urbandaddy.com/articles/25431/san-francisco/dogpatch-saloon-dog-whisperer-the-then-and-the-now-of-dogpatch-saloon)), and Hopwater Distribution (Eater (http://sf.eater.com/2014/2/20/6276205/hopwater-distribution-a-30-tap-beer-powerhouse)).







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With Oakland Rec Club, Sky has drawn upon the knowledge he gained from his years of success in the hospitality field to create an exceptional experience for patrons that is uniquely Oakland. The leadership of ORC has spent the last two years building out the infrastructure and forming the team necessary to make Oakland Rec Club a thriving addition to the community and a positive contribution to the city of Oakland.

Construction is underway, and is anticipated to be completed in July 2017.

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Key Terms

Issuer
Bat Country, LLC

Securities
Revenue Sharing Notes

Offering Amount
Minimum of $350,000 to maximum $450,000

Investment Multiple ?
1.55x

Payments ?
Monthly

Revenue Sharing Percentage
7.5% of monthly gross revenue of Oakland Rec Club

Maturity ?
48 Months

Security Interest ?
Blanket lien on all assets of the business

Ownership % Represented by Securities
0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001695370&owner=include&count=40) to view the Issuer's SEC Form C filing.

Use of Proceeds

100% of proceeds from NextSeed will be used to cover the buildout of the new bar and eatery. The leased space, previously home to the ~~INVEST NOW~~an Book Store, has been vacant since 2014. Due to the nature of the change of use, the construction project is extensive. The venue

requires a full installation of new plumbing, electrical, HVAC and gas lines. Framing, flooring and fire suppression systems are all in need of upgrade. Once construction is complete, the space will be outfitted with a full supply of commercial kitchen fixtures, furnishings, and bar equipment.

Any funds raised in excess of the minimum will be used towards working capital and additional decor.



PROPOSED GROUND FLOOR PLAN
SCALE: 1/8" = 1'-0"
2
EXISTING GROUND FLOOR PLAN
SCALE: 1/8" = 1'-0"
1
BAR-1
KITCHEN
DISH STATION/ PREP KITCHEN
DRY STORAGE
DINING-1
MAIN ETRANCE
EXIT HALL
EXIT LOBBY
(E) ELEVATOR
POOL RENTALS
KEG STORAGE
HALL
MEN
WOMEN
LOUNGE-1
LIFT
TRASH ROOM
ADJACENT TENANT EXIT HALL
ADJACENT TENANT
(E) SKYLIGHT
MAIN ETRANCE
WD. FLR
CONC. SLAB
FINISH SCHEDULE- GROUND FLOOR
ROOM NAME | FLOOR | BASE | WALL | CEILING
DINING-1 | FW-1 | BW-2 | WW, P-1 | P-1
HALL | FC-2 | BW-1 | WW, WG/ P-1 | WG/ P-1
LOUNGE-1 | FC-2 | BW-1 | WW, WP | WG/ P-1
NOT USED
BAR-1 | FW-1/ FX, FC-1/ FX | FX | WG/ WT-1, WG/ WF | WG, P-1
KITCHEN | FC-1/ FX | FX | WG/ WT-1, WG/ WF | WG, P-3
DISH STATION/ PREP KITCHEN | FC-1/ FX | FX | WG/ WF | WG, P-3
DRY STORAGE | FC-1/ FX | FX | WG/ WF | WG, P-3
LAVATORY-1 | FC-1/ FT-1 | BT-1 | WG/ WT-1 (to clg) | WG, P-3
MEN-1 | FC-1/ FX | FX | WG/ WT-1 (to 6'-0" aff), WG/ P-1 | WG, P-3
WOMEN-1 | FC-1/ FX | FX | WG/ WT-1 (to 6'-0" aff), WG/ P-1 | WG, P-3
LIFT | FC-1 | BW-3 | WG/ P-1 | WG/ P-1
TRASH ROOM | FC-1/ FX | FX | WG/ WF | WG, P-3
KEG STORAGE | FX | FX | WG/ WF | WG, P-3
FINISH SCHEDULE KEY
FX DURA-FLEX "POLY-CRETE" URETHANE FLOOR WITH INTEGRAL 6" COVE BASE
FW-1 EXISTING WOOD SUB-FLOOR, PREP FOR NEW FLOORING AS NEEDED
FW-2 WOOD FLOORING - 3/4" x 2-1/4" SOLID WHITE OAK, T & G
FW-3 WOOD FLOORING - 3/4" x 3-1/4" CVG FIR
FT-1 CERAMIC FLOOR TILE, SEALED, IMPERVIOUS TO WATER, GREASE, CHEMICALS (OWNER TO PROVIDE)
FC-1 EXISTING CONCRETE SLAB TO REMAIN, PREP FOR NEW FLOORING AS NEEDED
FC-2 EXISTING CONCRETE TO REMAIN, STAIN AND SEAL, COLOR TBD
BW-1 WOOD BASE- 1 x 4 PAINT GRADE POPLAR
BW-2 WOOD BASE- 1 x 8 PAINT GRADE POPLAR
BW-3 WOOD BASE- 1 x 3 PAINT GRADE POPLAR
BT-1 CERAMIC TILE BASE, SEALED, IMPERVIOUS TO WATER, GREASE,CHEMICALS (OWNER TO PROVIDE)
WC EXISTING CONCRETE, SANDBLAST, CLEAN AND APPLY LOW-LUSTRE SEALER
WG GYPSUM BOARD 5/8", LEVEL 5 FINISH
WP WALL PAPER, TO BE PROVIDED BY OWNER
WS STAINLESS STEEL WALL LINER, 16 GA.
WT-1 CERAMIC WALL TILE TYPE #1, DALTILE BRAND, 4" x 4" (OWNER TO PROVIDE)
WT-2 CERAMIC WALL TILE TYPE #2, DALTILE BRAND, 3" x 6" (OWNER TO PROVIDE)
WF FIBER-REINFORCED PANEL- FLOOR TO CEILING.: KEMLITE GLASSBOARD FSI, SMOOTH FINISH
WW STAIN GRADE WAINSCOT- FRAME AND FLAT/ RECESSED PANEL DETAIL TO BE PROVIDED
P-1 PAINT: BENJAMIN MOORE # FLAT COLOR TBD
P-2 PAINT: BENJAMIN MOORE # EGGSHELL COLOR TBD- 70% OR GREATER REFLECTANCE VALUE
P-3 PAINT: BENJAMIN MOORE #, SEMI GLOSS, COLOR TBD- 70% OR GREATER REFLECTANCE VALUE
OPN OPEN CEILING- EXISTING TRUSSES EXPOSED- CLEANED AND CLEAR SEALED
SAID-JON EGHBAL
482 WESLEY AVENUE
OAKLAND 94606
v. 510.922.9722
f. 510.922.9723
e. sje@sjeghbal.com
1618 FRANKLIN STREET
OAKLAND, CA 94612
SUBMITTAL : DATE :
ENVIRONMENTAL HEALTH 17 DEC 2015
1 PLAN CHECK- HEALTH 19 JAN 2016
2 PLAN CHECK- BUILDING 19 APR 2016
3 PLAN CHECK- BUILDING 28 APR 2016
SHEET:
EXISTING & PROPOSED GROUND FLOOR PLANS
A2

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First Floor

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OCCUPANCY LOAD CALC.- SECOND FLOOR
AREA OCCUPANTS
POOL/ BILLIARDS (1 : 15)* 2,819.6 S.F. / 15 = 188
STORAGE (1 : 300) 602.7 S.F. / 300 = 2
TOTAL OCCUPANCY : 190
* 10 TOTAL TABLES AT 36 S.F. PER TABLE = 360 S.F.
OCCUPANCY LOAD CALC.- GROUND FLOOR
AREA OCCUPANTS
DINING (1 : 15) 1,412.9 S.F. / 15 = 94
KITCHEN/ BAR (1 : 200) 930.7 S.F. / 200 = 5
STORAGE (1 : 300) 392.9 S.F. / 300 = 1
TOTAL OCCUPANCY : 100
TOTAL MAXIMUM OCCUPANCY : 290
PLUMBING FIXTURE CALCS
PLUMBING FIXTURES (PER TABLE 422.1 CPC 2013)
RESTAURANT BAR (A-2)
AREA: 2,998.3 SF, DINING
GROUP: A-2
OCCUPANT LOAD FACTOR: (PER TABLE A) 30 SF/OCC
2,998.3 SF / 30 SF = 100 OCC
100 OCC / 2 = 50 MALE / 50 FEMALE
WATER CLOSETS
REQUIRED PROVIDED
1: 1-50 (MALE) 3
2: 26-50 (FEMALE) 2
LAVATORIES
REQUIRED PROVIDED
1: 1-150 (MALE) 1
1: 1-150 (FEMALE) 1
POOL HALL (A-3)
AREA: 2,916.8 SF, DINING
GROUP: A-3
OCCUPANT LOAD FACTOR: (PER TABLE A) 30 SF/OCC
2,916.8 SF / 30 SF = 97 OCC
97 OCC / 2 = 50 MALE / 50 FEMALE
WATER CLOSETS
REQUIRED PROVIDED
1: 1-100 (MALE) 2
2: 26-50 (FEMALE) 2
LAVATORIES
REQUIRED PROVIDED
1: 1-75 (MALE) 1
1: 1-50 (FEMALE) 1
REQUIRED EXIT ACCESS TABLE
REQUIRED EXITS FOR RESTAURANT/ BAR (GROUP A-2 OCC.)
MAXIMUM TRAVEL DISTANCE PER TABLE 1016.2: 250'-0"
NUMBER OF EXITS REQUIRED PER TABLE 1021.3: 2
NUMBER OF EXITS PROVIDED: 2
DISTANCE BETWEEN EXITS:
MAXIMUM OVERALL DIAGONAL DIMENSION: 139'-6"
REQUIRED MINIMUM DISTANCE BETWEEN EXITS (1/3 OF MAXIMUM OVERALL DIAGONAL DIMENSION) 46'-6"
SAID-JON EGHBAL
482 WESLEY AVENUE
OAKLAND 94606
v. 510.922.9722
f. 510.922.9723
e. sje@sjeghbal.com
1618 FRANKLIN STREET
OAKLAND, CA 94612
SUBMITTAL : DATE :
ENVIRONMENTAL HEALTH 17 DEC 2015
1 PLAN CHECK- HEALTH 19 JAN 2016
2 PLAN CHECK- BUILDING 19 APR 2016
3 PLAN CHECK- BUILDING 28 APR 2016
SHEET:
OCCUPANCY LOAD DIAGRAM & CALCULATIONS
A1
SECOND FLOOR PLAN- OCCUPANCY DIAGRAM
2
GROUND FLOOR PLAN- OCCUPANCY DIAGRAM
1

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Second Floor

Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100	1.55x	48 months	**$155**

Revenue Sharing Summary*

Once the Issuer commences operations, it will share 7.5% of each month's gross revenue with the investors as a group until they are paid in full.

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

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EXAMPLE:

Gross revenue in month X

$200,000

Revenue sharing percentage

7.5%

Total payment for month X

$15,500

If Investor A invested $4,000 of the $400,000 that was raised by the Issuer, Investor A is entitled to receive 1.0% of the $15,000 paid to investors for month X. Therefore, **Investor A is paid $150 for month X**.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. ... Read More

Bonus Rewards

EARLY BIRD REWARD
First 50 investors who invest $1,000 or more will receive an additional $25 gift certificate to Oakland Rec Club

Invest $500 or more
- **1 free pass** for an hourlong pool session

Invest $1,000 or more
- **Invitation for 4** to the official Oakland Rec Club pre-opening party
- **$25 Gift Card** to Oakland Rec Club

Invest $2,500 or more   **INVEST NOW**

- **Invitation for 4** to the official Oakland Rec Club pre-opening party
- **$100 Gift Card** to Oakland Rec Club

Invest $5,000 or more

- **Invitation for 4** to the official Oakland Rec Club pre-opening party
- **$100 Gift Card** to Oakland Rec Club
- **ORC Hook-Up Card:** 15% off food purchases for you and up to 3 guests (12 months, up to $1,000 in discounts per year)

Invest $10,000 or more

- **Invitation for 4** to the official Oakland Rec Club pre-opening party
- **$250 Gift Card** to Oakland Rec Club
- **ORC Hook-Up Card:** 15% off food purchases for you and up to 3 guests (12 months, up to $1,000 in discounts per year)

Invest $25,000 or more

- **Invitation for 4** to the official Oakland Rec Club pre-opening party
- **$100 Gift Card** to Oakland Rec Club
- **ORC Hook-Up Card:** 15% off food purchases for you and up to 3 guests (12 months, up to $1,000 in discounts per year)
- ORC will host **your private event,** waiving all liquor minimums and/or rental fees

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Invest $50,000 or more
- **Invitation for 4** to the official Oakland Rec Club pre-opening party
- **$100 Gift Card** to Oakland Rec Club
- **ORC Hook-Up Card:** 15% off food purchases for you and up to 3 guests (12 months, up to $1,000 in discounts per year)
- Have your name (or a name of your choice) **engraved and affixed to a game table** as a commemorated sponsor

Business Model

Oakland Rec Club expects to pull from multiple strong revenue streams to support a reliably predictable level of success and positive growth.

With the heavy increase in companies and employees moving into Oakland over the past decade, there's a tremendous demand for lunch options. ORC will be open from noon to 3pm to serve lunch to the local professional workforce. Every restaurant and cafe in the immediate vicinity has heavy traffic during the traditional peak lunch break hours.

Frequently, take-out lunches are a fact of life for many of these individuals and therefore an added component of ORC's midday service. A quality take-away program will allow ORC to increase sales far beyond the physical capacity of tables and chairs in the space. Many nearby restaurants actually succeed with limited hours that exclusively support lunch, but ORC's overall concept extends far beyond this.

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The bar program will carry weekday business from post-business hours through the end of the night. ORC expects the first happy hour push to take place at 5pm as many workers flow from local buildings looking for a social environment or a nice cocktail with which to wind down. ORC is located one block from a major transportation BART hub at 19th street, so a secondary busy happy hour period will be seen as local residents who work across the bay in San Francisco climb the stairs exiting the station. Weekend evening business is expected to be strong in this bar-hopping neighborhood, and in addition to a customary weekend party crowd, the draw of major national and international bands performing at the nearby Fox Theater and attendees of the monthly First Friday street fair celebration will add to the business's numbers. The kitchen is expected to shift focus away from a full meal service concept at this time, moving to a creative shared plate and small bite concept. Leaning on items with bigger margins, the goal here is to keep patrons satiated and promote an extended stay at the bar, while limiting the expense of an over-staffed kitchen on payroll.

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Oakland Rec Club
1618 FRANKLIN, OAKLAND CA 510.987.6543
OAKLANDRECCLUB.COM
BAR
Lunch Cocktails
AGUA FRESCA house strawberry-lemon verbena 4
add tequila 8
LIGHT LUNCH house grapefruit cordial, sparkling rosé 7
MINNESOTA FATS rye whiskey, lemon, orange bitters, wheat beer 8
HOUSE MADE ginger beer or tonic water 4 add booze 8
Specialty Cocktails
RABBIT SEASON gin, aquavit, orange curacao, carrot juice, dill-kefir lime leaf tincture 10
MANRESA bourbon, chamomile simple syrup, dry vermouth, peychaud's bitters 9
CORNER POCKET house lemon-basil infused vodka, cocchi americano, lemon, celery bitters 9
IMPROVED WHISKEY COCKTAIL rye whiskey, dubonnet rouge, maraschino liqueur, peychaud's bitters, absinthe 10
NEW FANGLED dark rum, averna, demerara syrup, angostura, orange bitters 9
FAST EDDIE tequila, mezcal, sassafras simple syrup, soda 9
GIN & TONIC gin, house made tonic syrup, soda 9
Oakland Rec Club
1618 FRANKLIN, OAKLAND CA 510.987.6543
OAKLANDRECCLUB.COM
NIGHT
6 - MIDNIGHT
Bites
PULL APART PRETZEL hefeweizen cheese dip 6
FRIED SPICY PICKLES brine buttered toast points 4
FRITTERS season vegetables, whole grain mustard, honey 5
POTATO SKINS truffled ricotta or pork belly with spring onion 6
ARTICHOKE CHIPS horseradish mayo 5
FRIED CHICKEN THIGHS oyster mayo, tarragon 7
FRIED SUNCHOKES chimichurri 5
Smørrebrød (open-faced sandwich on rye)
GORGONZOLA seared pear, toasted walnuts, parsley 6
HOUSE PEPPERED RICOTTA pickled eggs, cucumber, watermelon radish 6
SMOKED SALMON meyer lemon-caper spread, pickled shallots, watercress 7
TURKEY PASTRAMI cornichons, whole grain mustard spread, cress sprouts 7
ROAST BEEF horseradish aioli, red onion, parmesan, micro greens 7

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Finally, game tables give ORC another big revenue source in various capacities. Most obvious is the $12 to $16 per hour charged for table rental. Aside from annual table maintenance at approximately $400, little needs to be spent by ORC to support this revenue stream. The soft revenue brought in from this direction is driven by the increased customer draw the tables provide as well as the reflected bump in liquor revenue.

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Location Analysis

Oakland Rec Club is located at 1618 Franklin Street, Oakland, CA 94612, in Downtown Oakland which is the central business district of Oakland. Established in the 1850s, the architecture exemplifies gorgeous examples of Art Deco design.

Due to the rising cost of commercial property throughout the San Francisco Bay Area, Alameda County finds itself under an intensifying spotlight; the city of Oakland is experiencing an economic upturn in particularly dramatic directions. Crime is down, rents are rising, and residential and commercial space is available at affordable market levels.

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Oakland Rec Club lies in the heart of the thriving uptown district, home to top Bay Area music venues, collections of quality bars and restaurants, and various major local and national employers. Located between 17th & 15th Street, this site is easily accessible to the freeway and within close proximity to BART. Additionally, Oakland Rec Club is close to City Center and there is ample pedestrian foot and vehicle traffic in this area.

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Among the many new developments planned for the neighborhood are two 30-story residential high rises already under construction, both just a block away from ORC in opposing directions. Several commercial and residential projects are currently in the works as part of the downtown Oakland revitalization, with over 600,000 square feet in commercial and residential development already underway. In addition, the local workforce demographic is set for a noteworthy increase. Pandora Media, Kaiser Permanente and Clorox are already located just steps away.

Included among the many businesses relocating to Oakland are Blue Shield, Sierra Club, and the present city-block-sized $100 million Uber-sponsored transformation of the old vacant Sears building into the Uptown Station, just a 5 minute walk from Oakland Rec Club.

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Marquee Lofts
Make Westing
17th St
Telegraph Ave
19th Street
BART Street
Elevator
19th St
Kaiser
Permanente
BBCN
California Building
355
Copymat Oakland
17th St
Franklin St
UPS
Vamp
16th St
449 17th Street
AT&T Oakland
OC3 central office
PURE
1700 Webster St
Kahn's Alley
AC Transit
King Kog
Harrison St
15th St
Atrium Building
Ferns Hotel
1440 Broadway
1512 Franklin
Webster St
John L. Moore
Building
Alice Court
14th St
15th St

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ORC will be located in Downtown Oakland

To find a large collection of pool tables alongside food and drink, residents must travel to the surrounding cities of Emeryville, Berkeley and Hayward.

Within just a half-mile radius of the location, population growth in this area is expected to increase by approximately 25% in the next ten years. Average expenditures of approximately 115% are slightly higher than the national average.

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Leadership



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Sky Wegman, *Founder & Principal Owner*

Sky has 19 years experience in the local bar and restaurant industry. His experience starting and managing restaurants in this space has given him insight on how to create unique, profitable, and sustainable establishments.

Since 2007 he has been a principal partner at 83 Proof, followed by The Dogpatch Saloon and Hopwater Distribution.

History

⭐ **April 2015**
Created Bat Country, LLC

⭐ **August 2015**
Signed lease at 1618 Franklin St

⭐ **May 2016**
Building permit approved by City of Oakland

⭐ **July 2017**
Expected opening of Oakland Rec Club

⭐ **October 2017**
Establish local Oakland pool league

⭐ **October 2018**
Develop in-house brewing system

⭐ **January 2019**
Develop lunch catering program for local businesses